JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

February 14, 2025

Ms. Alison T. White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Precidian ETFs Trust (File Nos. 333-171987 and 811-22524)
Airbus ADRhedged™, Bayer AG ADRhedged™, Bayerische Motoren Werke AG ADRhedged™, Deutsche Telekom AG ADRhedged™, Heineken NV ADRhedged™, Hermes International SA ADRhedged™, Hitachi Ltd. ADRhedged™, L’Oreal SA ADRhedged™, LVMH Moet Hennessy Louis Vuitton SE ADRhedged™, Nestle SA ADRhedged™, Roche Holding AG ADRhedged™, Siemens AG ADRhedged™, and Softbank Group Corp. ADRhedged™ (the “Funds”)

Dear Ms. White:

This letter provides the responses of Precidian ETFs Trust (the “Trust” or the “Registrant”) to additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on February 10, 2025. The comments related to Post-Effective Amendment No. 175 to the registration statement of the Trust, which was filed on October 24, 2024, under Rule 485(a) of the Securities Act of 1933, as amended (“PEA No. 175”), as well as the Trust’s response dated February 4, 2025, to the Staff’s comments provided on January 22, 2025 (the “Prior Response Letter”). PEA No. 175 was filed to register shares of thirteen series of the Trust (collectively the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA No. 175.

1.	Comment: With respect to the Trust’s response in the Prior Response Letter to the Staff’s first comment, please move the additional explanation of what unsponsored ADRs are, and the implications of investing in such ADRs, to the strategy section of the prospectus and include a statement that underlying companies are not required to file reports with the Commission.

Response: The Trust has revised the disclosure as you have requested.
2.	Comment: With respect to the Trust’s response in the Prior Response Letter to the Staff’s fourth comment, the Staff is reissuing the request that the Trust include a link to the underlying company’s website in the prospectus.

Response: The Trust has revised the disclosure as you have requested.

Ms. Allison White
U.S. Securities and Exchange Commission
February 14, 2025
3.	Comment: With respect to the Trust’s response in the Prior Response Letter to the Staff’s fifth comment, the Staff is reissuing the comment relating to the disclosure of the material risks of investing in each underlying company. Please provide more fulsome risk disclosure as it relates to each underlying company.

Response: The Trust has revised the disclosure as you have requested.
4.	Comment: With respect to the Trust’s response in the Prior Response Letter to the Staff’s sixth comment, supplementally, please provide specific information supporting the statement that the ADRs are highly liquid. In your response, please consider identifying how many ADRs are traded OTC on a daily basis and what is the bid/ask spread over the last quarter. Please also provide the basis for the Adviser’s belief that ADR depositary banks will, on a timely basis, create and redeem unsponsored ADRs in sufficient quantities to allow the efficient functioning of the Funds’ arbitrage mechanism.

Response: With respect to the trading data requested, the Adviser has provided the following:

Name	Ticker	MKT CAP (U$)	30D AVG V OLUME	100D AVG VOLUME	90D AVG SPREAD
AIRBUS SE - UNSP ADR	EADSY	136,962,080,280	281,292	337,461	0.04
BAYER AG-SPONSORED ADR	BAYRY	21,141,766,245	1,461,124	1,402,241	0.01
BAYERISCHE MOTOREN WERKE AG	BMWKY	45,745,878,126	114,624		0.08
DEUTSCHE TELEKOM AG-SPON ADR	DTEGY	175,323,884,235	399,492	290,901	0.06
HEINEKEN NV-SPN ADR	HEINY	40,642,744,373	305,066	243,095	0.08
HERMES INTL - UNSPONSORED ADR	HESAY	300,218,293,846	35,973	46,360	0.36
HITACHI LTD - ADR	HTHIY	122,031,753,316	137,341	156,773	0.21
L'OREAL-UNSPONSORED ADR	LRLCY	188,678,932,416	266,967	314,614	0.06
LVMH MOET HENNESSY-UNSP ADR	LVMUY	355,259,401,990	377,670	410,377	0.14
NESTLE SA-SPONS ADR	NSRGY	224,206,500,000	1,075,448	1,139,911	0.06
ROCHE HOLDINGS LTD-SPONS ADR	RHHBY	257,401,259,360	1,700,361	1,300,411	0.04
SIEMENS AG-SPONS ADR	SIEGY	177,424,000,000	220,366	159,697	0.12
SOFTBANK GROUP CORP-UNSP ADR	SFTBY	90,779,555,429	832,402	567,887	0.08

The Adviser has informed the Trust that it is common practice for depositary banks of unsponsored ADRs to facilitate the creation of new ADRs and that Precidian is not aware of any circumstances in which the depositary bank has failed to do so. The Trust further notes that depositary banks have an incentive to facilitate creations of ADRs to increase diversification of ownership, raise brand awareness and improve ADR liquidity.

5.	Comment: In the Principal Investment Strategies section of the prospectus, please expand the underlying company strategy disclosure so that it is more specific to each underlying company, and state that the company’s ADRs are quoted in the OTC markets pursuant to SEC rules and state what those rules require. Please consider directing investors to where information about the underlying ADR is such that it is obvious that the underlying company is relying on the rule. Please also expand the business description so that it is more robust. This might include (1) disclosure of the foreign exchange on which the company is listed and its market capitalization; (2) the products, services and business units of the company; and (3) the most recent annual revenue and net income.

Response: The Trust has revised the disclosure as you have requested.

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Ms. Allison White
U.S. Securities and Exchange Commission
February 14, 2025
6.	Comment: During a follow-up discussion on February 12, 2025, with Jay Williamson, we discussed the disclosures for, and publicly available information, with respect to each of the Funds and concepts surrounding each ADR’s F-6 filing, and applicability of Rules 12g3-2 and 15c2-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Williamson asked us generally to comment on these topics in our response.

Response: As we discussed with Mr. Williamson, each ADR that is an underlying asset of a particular Fund is traded in the over-the-counter markets (the “OTC markets”) in the United States. In a prior response to you, we provided you with information on the market capitalization of each of the ADRs, and as you will recall, each such ADR has significant market capitalization, as well as trading volume. Each ADR is traded in the United States based on quotes in the OTC markets that are provided by broker-dealers pursuant to Rule 15c2-11. Rule 15c2-11 generally prohibits a broker-dealer from publishing (or submitting for publication) a quotation for a covered OTC security in a quotation medium unless it has obtained and reviewed current information about the issuer. The broker-dealer must also have a reasonable basis for believing that the issuer (i.e., the company the securities of which are deposited with a depositary bank when an ADR is issued) information, when considered along with any supplemental information, is accurate and is from a reliable source. One of the specified types of information satisfying this Rule 15c2-11 obligation is information required by Rule 12g3-2(b). A broker-dealer must make this information reasonably available upon request to any person expressing an interest in a proposed transaction involving the security with the broker-dealer.

Under Rule 12g3-2(b), a foreign private issuer is provided an automatic exemption from registration under Section 12(g) of the Exchange Act if it meets the following three conditions:
1.	The foreign private issuer is not required to file reports under Exchange Act Sections 13(a) or 15(d) (such obligations arising generally as a result of a public offering of securities, a listing on a national securities exchange, or voluntary registration under the Exchange Act);
2.	The foreign private issuer maintains a listing of the subject class of securities on one or two exchanges in a non-U.S. jurisdiction(s) that comprise more than 55% of its worldwide trading volume (its “Primary Trading Market”); and
3.	The foreign private issuer publishes in English on its website (or through an electronic information delivery system generally available to the public in its Primary Trading Market) material items of information that:
a.	It has made public or been required to make public pursuant to the laws of the country of its incorporation, organization or domicile;
b.	It has filed or been required to file with the principal stock exchange in its Primary Trading Market on which its securities are traded and which has been made public by that exchange; or
c.	It has distributed or been required to distribute to its security holders.

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Ms. Allison White
U.S. Securities and Exchange Commission
February 14, 2025
The exemption provided by Rule 12g3-2(b) is self-executing; it does not require foreign private issuers to make a formal application to the Commission for the exemption or submit materials to the Commission to maintain the exemption. To establish the exemption initially, the foreign private issuer must have published electronically in English its non-U.S. disclosure documents published since the first day of its most recently completed fiscal year. To maintain the exemption, the foreign private issuer’s non-U.S. disclosure documents must, on an on-going basis, be electronically published in English on its website promptly.

ADRs are issued by a depositary bank in the United States and represent the deposit of the foreign company’s shares in a custodian bank, usually in the foreign company’s home jurisdiction. Pursuant to the terms of the underlying deposit agreement, ADR holders may exchange ADRs for the representative number of shares in the foreign company. Conversely, those holding shares in the underlying foreign company may deposit such shares in exchange for ADRs. ADRs may be “sponsored” or “unsponsored.” Sponsored ADRs are those in which the foreign private issuer enters into an agreement directly with the U.S. depositary bank to arrange for record keeping, the forwarding of shareholder communications, the payment of dividends, and other services as described above. An unsponsored facility is set up without the cooperation of the foreign private issuer and may be initiated by a broker-dealer wishing to establish a trading market.

The filing of Securities Act Form F-6 is required to establish an ADR facility. The eligibility criteria for the use of Form F-6 include the requirement that the issuer of the deposited securities have a reporting obligation under Exchange Act Section 13(a) or have established the exemption under Rule 12g3-2(b). While required to be registered on Form F-6 under the Securities Act, ADRs are exempt from registration under Exchange Act Section 12(g) pursuant to current Exchange Act Rule 12g3-2(c).

The Commission adopted amendments to Rule 12g3-2 and Form F-6 in 2008[1]to facilitate access to and trading in securities of foreign issuers in the form of ADRs. These amendments were adopted in light of developments that included the increased globalization of securities markets, advances in information technology, and the increased use of ADR facilities by foreign companies to trade their securities in the United States. As a result, the number of foreign companies engaged in cross-border activities multiplied, and the amount of U.S. investor interest in the securities of foreign companies increased. We note that since 2008 these developments have only been amplified, especially with respect to advances in information technology. One of the policy objectives of these amendments was to “make it easier for U.S. investors to gain access to a foreign private issuer’s material non-United States disclosure documents and thereby to make better informed decisions regarding whether to invest in that issuer’s equity securities through the over-the-counter market (emphasis added) in the United States or otherwise.”[2] These amendments were also adopted to make it easier for broker-dealers to satisfy their requirements under Rule 15c2-11.

1.	SEC Release No. 34-58465 (September 5, 2008 (Adopting Release)

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Ms. Allison White
U.S. Securities and Exchange Commission
February 14, 2025
In the numerous discussions we have had with members of the Staff, the only objection that we have been able to discern to the Trust allowing the PEA No. 175 to go effective is the apparent concern of the Staff about the availability of information regarding the ADRs that will be held by the Funds. Although it is not abundantly clear, in our discussions, we believe the Staff has made distinctions between “sponsored” and “unsponsored” ADRs, and we are the view that the Staff may (emphasis added) believe that sponsored ADRs may have more reliable or more available information for investors to access. We also believe that the Staff has expressed a concern about the fact that the ADRs trade in the OTC markets, although we are not clear of the reasons for this concern. Notwithstanding our many discussions with the Staff, we remain unclear as to the specific objection that the Staff has with PEA No. 175. We firmly believe that the Commission was abundantly clear in the Adopting Release for the amendments to Rule 12g3-2 and Form F-6 that ADRs may be sponsored or unsponsored and still satisfy the policy objectives of those amendments. Of particular note, the Commission stated in the Adopting Release that in the case of an unsponsored ADR facility, a Form F-6 filer (i.e., an ADR registrant) may base its representation that the issuer publishes information in English required to maintain the exemption from registration under Exchange Act Rule 12g3-2(b) upon the filer’s reasonable, good faith belief after exercising reasonable diligence.

The amendments to Rule 12g3-2 and Form F-6 in the Adopting Release make it very clear that whether an ADR is sponsored or unsponsored OR whether the ADR trades on an exchange or in the OTC markets are not relevant factors as to the determination of whether there is adequate information about the ADR available to investors to make informed investment decisions. The Staff’s apparent concerns about the adequacy or sufficiency of information about an ADR that trades in the OTC markets that is available to investors to make an informed investment decision about the ADRs (and by extension the Funds that will hold the ADRs) is diametrically opposed to the Commission’s positions as put forth in the Adopting Release.

Set forth below is a chart listing the ADRs and the relevant F-6 disclosure for each one. As noted above in our response to Comment 5, we have revised the disclosure in the principal investment strategies for each Fund to reflect similar information and where the information can be found. We note that certain limitations on the SEC’s EDGAR site make it difficult to find certain issuer’s F-6 through the normal full text search. However, we have found that the CIK search tool enables an investor to find the proper filing for each ADR.

2.	See the “Summary” of the Adopting Release.

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Ms. Allison White
U.S. Securities and Exchange Commission
February 14, 2025

ADR CIK File OTC Status	F-6 Item 2 Response
Airbus https://www.sec.gov/edgar/browse/?CIK=1378580 Unsponsored Pink Limited

Based on the reasonable good faith belief of the Depositary after exercising reasonable diligence, the registrant represents that, as of the date hereof, Airbus SE (the “Company”) publishes in English the information contemplated in Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. As of the date hereof the Company's internet website is www.airbus.com. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission.

Bayer AG https://www.sec.gov/edgar/browse/?CIK=1446250 Sponsored Pink Current Information	Public reports furnished by issuer.
Hermes https://www.sec.gov/edgar/browse/?CIK=1436949 Unsponsored Pink Limited

Based on the reasonable good faith belief of the Depositary after exercising reasonable diligence, the registrant represents that, as of the date hereof, Hermes International SCA (the "Company") publishes in English the information contemplated in Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. As of the date hereof the Company's internet website is www.hermes-international.com. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission.

Bayerische Motoren Werke AG https://www.sec.gov/edgar/browse/?CIK=1446250 Sponsored Pink Current Information

Based on the reasonable, good faith belief of the Depositary after exercising reasonable diligence, the registrant represents that, as of the date hereof, Bayerische Motoren
Werke Aktiengesellschaft (the “Company”) publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. The address of the Company’s internet website, as of the date hereof, is http://www.bmwgroup.com/e/0_0_www_bmwgroup_com/investor_relations/ir_2011.html.

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Ms. Allison White
U.S. Securities and Exchange Commission
February 14, 2025

Deutsche Telekom AG https://www.sec.gov/edgar/browse/?CIK=946770 Sponsored OTCQX 12g3-2(b) Certified

As set forth in Paragraph (10) of the Form of Receipt constituting the prospectus included herein, upon effectiveness of the termination of Deutsche Telekom AG's reporting requirements under the Exchange Act, the Company shall publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (www.deutschetelekom.com.) or through an electronic information delivery system generally available to the public in its primary trading market.

Heineken N.V. https://www.sec.gov/edgar/browse/?CIK=789593 Sponsored OTCQX 12g3-2(b) Certified

The Company publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Exchange Act on its Internet Web site (https://www.heinekeninternational.com) or through an electronic information delivery system generally available to the public in its primary trading market.

Hitachi https://www.sec.gov/edgar/browse/?CIK=47710 Sponsored Pink Limited

Statement that Hitachi, Ltd. publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (https://www.hitachi.com/IR-e/index.html) or through an electronic information delivery system generally available to the public in its primary trading market

L'Oreal https://www.sec.gov/edgar/browse/?CIK=1336216 Unsponsored Pink Limited

Based on the reasonable good faith belief of the Depositary after exercising reasonable diligence, the registrant represents that, as of the date hereof, L’Oreal (the “Company”) publishes in English the information contemplated in Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market.  As of the date hereof the Company's internet website is www.loreal.com. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission.

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Ms. Allison White
U.S. Securities and Exchange Commission
February 14, 2025

LVMH https://www.sec.gov/edgar/browse/?CIK=824046 Unsponsored Pink Limited

Based on the reasonable good faith belief of the Depositary after exercising reasonable diligence, the registrant represents that, as of the date hereof, LVMH Moet Hennessy Louis Vuitton SA (the “Company”) publishes in English the information contemplated in Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. As of the date hereof the Company's internet website is www.lvmh.fr. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission.

Nestle https://www.sec.gov/edgar/browse/?CIK=792990 Pink Current 12g3-(b) Certified

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. As of the date hereof the Company's internet website is www.nestle.com. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b).

Roche https://www.sec.gov/edgar/browse/?CIK=889131 Sponsored OTCQX 12g3-2(b) Certified

Roche Holding LTD (the “Company”) publishes information in English required to maintain the exemption from registration under the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) promulgated thereunder on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market  As of the date hereof, the Company’s internet website is located at www.roche.com.

Siemens https://www.sec.gov/edgar/browse/?CIK=1135644 Sponsored Pink Current

Statement that the Company publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its internet web site (www.siemens.com) or through an electronic information delivery system generally available to the public in its primary trading market.

Softbank Group https://www.sec.gov/edgar/browse/?CIK=1065521 Unsponsored Pink Limited
Based on the reasonable, good faith belief of the Depositary after exercising reasonable diligence, the registrant represents that, as of the date hereof, SoftBank Corp. (the “Company”) publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. The address of the Company’s internet website, as of the date hereof, is http://www. softbank.jp/en/corp/irinfo.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,
/s/ John H. Lively
John H. Lively

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